SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 30, 2004

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated March 30, 2004

Benetton Board approves the results for the 2003 financial year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: March 30, 2004

Benetton Board approves the results for the 2003 financial year

CASUAL CLOTHING TURNOVER IN LINE WITH PREVIOUS YEAR, NET INCOME 108 MILLION EURO

Net financial position for 2004 forecast in line with 2003

Ponzano, 30th March 2004. Consolidated revenues of 1,859 million euro, net income of 108 million euro, normalised net income of 139 million, self financing stable at approximately 330 million euro and net financial position improved at 468 million euro: these were the key numbers, approved today by the Board of Directors, with which the Benetton Group closed the 2003 financial year. Distribution of a dividend of 0.38 euro per share, payable from 27th May, equal to 69 million euro in total, will be proposed at the shareholders' meeting (convened for 12th May).

2003 consolidated revenues showed continued staying power in the clothing division and a large drop in the sports sector associated with the disposal of the sports equipment brands, which took place in the first half of the year. The value of consolidated revenues for 2003 was 1,859 million against 1,992 million recorded in the previous financial year. Revenues, net of the sports equipment disposal and currency impact, showed an increase of 1.2 per cent, a value which rose to 2.1 percent for casual clothing.

The gross operating income was 810 million euro compared with 868 in 2002, with a ratio to sales unchanged at 43.6%. In addition to the impacts of the sports equipment disposal and foreign exchange, the gross operating income was positively influenced by the increase in volumes and the policy to improve product mix, which mainly concerned the casual clothing division.

Income from operations was 232 million euro compared with 243 for 2002 with an improved ratio to revenues, which moved to 12.5% from 12.2% due to the disposal of the sports business. The lower income from operations for the casual clothing division was attributed to exchange rate movements and higher accruals.

Normalised net income, before non-recurring items, was 139 million euro against a normalised value of 128 million in 2002. Net income for the financial year was 108 million euro (against a loss of 10 million euro for the previous year).

The equilibrium and strength of the Group balance sheet continue to be excellent, with the net financial position significantly improved at 468 million euro from 613 million euro at the end of 2002 and shareholders' equity (at 31st December 2003) of 1,174 million euro, making it possible to continue a strategy of special attention to shareholder remuneration, with a total dividend equal to 69 million euro. Additionally, working capital was reduced to 729 million euro, from 798 million at year-end 2002, due in particular to efficient control of commercial credit.

Self-financing in the year was virtually stable at approximately 330 million euro and was well able to meet net operating investments, which were 126 million euro in the year, directed in particular towards continued strengthening of the sales network and production. Free cash flow (before dividends and expenses relating to the disposal of the sports equipment brands) was 122 million euro (85 million to the end of 2002).

Finally, the Board analysed performance trends for 2004. Faced with cautious consumer spending, in particular in the clothing textile sector, and in line with forecasts presented in December in the Group 2004-2007 Guide-lines and with the communication following the Board of Directors meeting on 6th February 2004, gross operating income and income from operations are expected to be substantially in line with 2003.

Turnover, no longer including activity associated with sports equipment, should be around 1,800 million euro. Net income is expected to be around 7% of turnover. A moderate increase is forecast for casual clothing division revenues, with a target around 1,580 million euro.

Self financing for 2004 is forecast to be in line with that of the 2003 financial year, as is the net financial position, despite the tax payment linked to the company reorganization.

Investments should be around 100 million euro, mostly focussing on development of the sales network.

For further information: +39 0422 519036

www.benetton.com/press

www.benetton.com/investors

Group results

Consolidated income statement
(millions of Euro)	2003	%	2002	%	Change	%
Revenues	1,859	100.0	1,992	100.0	(133)	(6.7)
Cost of sales	(1,049)	(56.4)	(1,124)	(56.4)	75	(6.7)
Gross operating income	810	43.6	868	43.6	(58)	(6.6)
Variable selling costs	(114)	(6.2)	(124)	(6.2)	10	(8.1)
Contribution margin	696	37.4	744	37.4	(48)	(6.5)
General and administrative expenses	(464)	(24.9)	(501)	(25.2)	37	(7.4)
Income from operations	232	12.5	243	12.2	(11)	(4.6)
Gain on foreign exchange	10	0.5	8	0.4	2	12.1
Financial charges, net	(32)	(1.7)	(40)	(2.0)	8	(22.3)
Ordinary income	210	11.3	211	10.6	(1)	(0.5)
Other expenses	(7)	(0.4)	-	-	(7)	n.s.
Non recurring items	(38)	(2.0)	(162)	(8.1)	124	(76.5)
Income before taxes	165	8.9	49	2.5	116	n.s.
Income taxes	(56)	(3.0)	(57)	(2.9)	1	(1.5)
Minority interests income	(1)	(0.1)	(2)	(0.1)	1	(50.0)
Net income/(loss)	108	5.8	(10)	(0.5)	118	n.s.
Normalized net income	139	7.5	128	6.4	11	8.0

Financial position
(millions of Euro)	12.31.2003	12.31.2002	Change
Working capital	729	798	(69)
Assets due to be sold	8	114	(106)
Total capital employed	1,655	1,768	(113)
Net financial position	468	613	(145)
Shareholders' equity	1,174	1,141	33
Minority interests	13	14	(1)

Summary statement of cash flows
(millions of Euro)	2003	2002
Self-financing	327	349
Change in working capital	(4)	8
Net operating investments	(126)	(156)
Disposal of sport equipment	81	-
Sale and purchase
of financial fixed assets, net	(4)	(4)
Payment of dividends	(64)	(75)
Payment of taxes	(71)	(112)
Net financial surplus	139	10

Benetton Group S.p.A. results

Statement of income
(in millions of Euro)	2003	%	2002	%	Change	%
Revenues	1,692	100.0	1,922	100.0	(230)	(12.0)
Cost of sales	(1,194)	(70.5)	(1,341)	(69.7)	147	(11.0)
Gross operating income	498	29.5	581	30.3	(83)	(14.3)
Variable selling costs	(113)	(6.7)	(123)	(6.5)	10	(8.1)
Contribution margin	385	22.8	458	23.8	(73)	(16.0)
General and administrative expenses	(251)	(14.8)	(244)	(12.7)	(7)	2.8
Income from operations	134	8.0	214	11.1	(80)	(37.3)
Gain on foreign exchange	9	0.5	3	0.2	6	n.s.
Financial charges, net	(39)	(2.3)	(37)	(1.9)	(2)	4.3
Other income/(expenses) and non recurring items	674	39.8	(146)	(7.6)	820	n.s.
Income before taxes	778	46.0	34	1.8	744	n.s.
Income taxes	(204)	(12.1)	(37)	(2.0)	(167)	n.s.
Net income/(loss)	574	33.9	(3)	(0.2)	577	n.s.

Financial situation
(in millions of Euro)	12.31.2003	12.31.2002
Working capital	498	551
Assets due to be sold	-	54
Total capital employed	1,716	1,383
Net financial position	738	934
Shareholders' equity	978	449